NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY

PT INDOSAT TBK, INDOSAT FINANCE COMPANY B.V. AND INDOSAT INTERNATIONAL FINANCE COMPANY B.V. ANNOUNCE THE COMMENCEMENT OF CASH TENDER OFFERS AND THE CONSENT SOLICITATION

Jakarta, May 12, 2010 (New York, May 11, 2010) — PT Indosat Tbk. (“Indosat”), Indosat Finance Company B.V. (“Indosat Finance”) and Indosat International Finance Company B.V. (“Indosat International,” together with Indosat Finance, the “Issuers” and each an “Issuer”) announced today that Indosat Finance and Indosat International have commenced separate and independent tender offers (the “Offers,” and each an “Offer”) to purchase for cash any and all of Indosat Finance’s outstanding 7.75% Guaranteed Notes due 2010 (the “2010 Notes”) and Indosat International’s outstanding 7.125% Guaranteed Notes due 2012 (the “2012 Notes” and, together with the 2010 Notes, the “Notes”). In addition to its Offer for the 2010 Notes, Indosat Finance is also soliciting, as one proposal, (the “Consent Solicitation”) consents (the “Consents”) to certain proposed amendments (the “Proposed Amendments”) to the amended and restated indenture, dated as of January 25, 2006 (the “2010 Indenture”) and to the release of Indosat International as a guarantor under the 2010 Indenture (the “Proposed Release”). In order to validly tender Notes, a holder must be a holder of record of the Notes as of 5:00 p.m., New York City time, on Tuesday, May 11, 2010 (the “Record Date”). Each Holder of 2010 Notes which tenders its 2010 Notes at or prior to 5:00 p.m., New York City time, on Monday, May 24, 2010, unless extended by the applicable Issuers in its sole discretion (such time and date, as the same may be extended, the “Early Tender Date/Consent Expiration Date”) will be deemed to have delivered their Consents to the Proposed Amendments and the Proposed Release by virtue of such tender. The terms and conditions of the Offers and the Consent Solicitation are described in detail in the offer to purchase and consent solicitation statement (the “Offer to Purchase”), dated May 11, 2010, issued by Indosat Finance and/or Indosat International, as applicable.

Each Offer will expire at 12:00 Midnight, New York City time, on Wednesday, June 9, 2010, unless extended or terminated by Indosat Finance or Indosat International, as applicable, in its sole discretion (the “Expiration Date”). Concurrently with the Offer to Purchase, Indosat Finance is soliciting Consents to the Proposed Amendments and the Proposed Release as set forth in, and subject to the terms and conditions of, the consent solicitation statement dated May 11, 2010 (the “Consent Solicitation Statement”).  Eligible holders of the 2010 Notes will be able to respond to either the Offer to Purchase or the Consent Solicitation Statement, but may not respond to both with respect to a specific holding of Notes.

Pursuant to the Offer to Purchase, holders of the 2010 Notes that validly tender and thereby deliver accepted Consents to the Proposed Amendments and the Proposed Release and do not validly withdraw such 2010 Notes on or prior to the Early Tender Date/Consent Expiration Date, will be eligible to receive a consideration equal to US$1,021.875 per US$1,000 principal amount of the 2010 Notes (the “Total Consideration”), which includes an early tender premium of US$2.00 per US$1,000 principal amount of the 2010 Notes and a consent payment of $0.50 per US$1,000 principal amount of the 2010 Notes, plus any accrued and unpaid interest on the 2010 Notes up to, but not including the applicable date of settlement for such 2010 Notes accepted for purchase. The payment of the consent payment portion of the Total Consideration for the 2010 Notes will be conditional on, among other things, the Company obtaining required consents for the Proposed Amendments from the holders of 2010 Notes, unless such conditions are waived.  Holders of the 2012 Notes that validly tender and do not validly withdraw their Notes on or prior to the Early Tender Date/Consent Expiration Date will be eligible to receive the early participation consideration of US$1,038.125, which includes an early tender premium of US$2.50 per US$1,000 principal amount of the 2012 Notes, plus any accrued and unpaid interest on the 2012 Notes up to, but not including the applicable date of settlement for such 2012 Notes accepted for purchase.

Holders who tender and do not validly withdraw their Notes after the Early Tender Date/Consent Expiration Date but prior to the Expiration Date, and whose Notes are accepted for purchase by each Issuer, will be entitled to receive a consideration of US$1,019.375 per US$1,000 principal amount of the 2010 Notes and US$1,035.625 per US$1,000 principal amount of the 2012 Notes (each a “Tender  Consideration”), respectively, plus accrued and unpaid interest up to, but not including the applicable date of settlement. Holders of the 2010 Notes cannot deliver Consents after the Early Tender Date/Consent Expiration Date. The Offers and the Consent Solicitation contemplate an early settlement option for Notes validly tendered and not withdrawn, and/or Consents delivered and not validly revoked, at or prior to the Early Tender Date/Consent Expiration Date, which is contingent on  the acceptance of such Notes or Consents on the Initial Acceptance Date (as defined below) pursuant to the terms and conditions in the Offer to Purchase and the Consent Solicitation Statement. The Initial Acceptance Date is the date on which conditions of the Offer and/or Consent Solicitation are met or waived by the applicable Issuer and is expected to be New York City time, on Thursday, May 27, 2010. The initial settlement date is expected to be a business day on or promptly following the Initial Acceptance Date and the satisfaction or waiver of certain conditions to the Offer and/or the Consent Solicitation. The final settlement date is expected to be no later than New York City time, on Friday, June 11, 2010.

The right to withdraw validly tendered Notes will expire at 5:00 p.m., New York City time, on Monday, May 24, 2010, notwithstanding any subsequent extension of the Early Tender Date/Consent Expiration Date (the “Withdrawal Date”). Proper withdrawal of 2010 Notes tendered at or prior to the Early Tender Date will be deemed to revoke the related Consent to the Proposed Amendments and the Proposed Release. Holders may not validly revoke Consents unless previously tendered Notes are validly withdrawn. Tenders of Notes or delivery of Consents may not be validly withdrawn or revoked after the Withdrawal Date, unless required by applicable law or under the limited conditions set forth in the Offer to Purchase and the Consent Solicitation Statement.

The Issuers’ obligation to accept for payment or pay for validly tendered Notes and delivered Consents pursuant to the Offers and the Consent Solicitation are subject to a number of conditions that are set forth in the Offer to Purchase and the Consent Solicitation Statement including, without limitation: (i) the completion of a capital market transaction with such net proceeds transferred to the Issuers in an amount sufficient to pay the Total Consideration for all tendered 2010 Notes and related Consents and the Early Participation Consideration for all tendered 2012 Notes, as applicable; and (ii) entry into the supplemental indenture, which will implement the Proposed Amendments upon receipt of the requisite Consents and amend and supplement the indenture governing the 2010 Notes. The obligation of the Issuers to accept any Notes tendered and/or Consents delivered and to pay the applicable consideration for them is set forth solely in the Offer to Purchase and the Consent Solicitation Statement.

The Issuers have engaged Citigroup Global Markets Limited, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, The Hongkong and Shanghai Banking Corporation Limited and The Royal Bank of Scotland plc as joint dealer managers and solicitation agents for the Offers and the Consent Solicitation. D.F. King & Co., Inc. has been retained to serve as the information and tender agent for the Offers and the Consent Solicitation. Requests for documents and questions regarding the tendering of Notes or delivery of Consents may be directed to D.F. King & Co., Inc. at  +1 (888) 628-9011 (toll free). Banks and brokers call collect at +1 (212) 269-5550.

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers and the Consent Solicitation are only being made pursuant to and subject to the terms and conditions of the Offer to Purchase and the Consent Solicitation Statement that the Issuers are distributing to holders of Notes, as applicable. The Offers and the Consent Solicitation are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSDPA technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:   62-21-3869615

Fax:  62-21-30003757

Corporate Secretary

Tel:   62-21-3869614

Fax:  62-21-30003754

Email:       investor@indosat.com

Website:   www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.